This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

August 12, 2003

3.

Press Release

The press release was issued on August 12, 2003 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd wishes to announce that Snowden Mining Industry Consultants has completed a mineral reserve estimate for the Segala deposit in western Mali. The Mineral Reserve for Segala is estimated to be 382,000 ounces at US$350 gold. This brings the combined Tabakoto/Segala reserve estimate to approximately 950,000 ounces at US$350 gold (an increase of approximately 70% relative to the Tabakoto feasibility study).

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on August 13, 2003

NEVSUN RESOURCES LTD.

Per:"John A. Clarke"

John A. Clarke

President & CEO

NEWLY CALCULATED SEGALA RESERVE INCREASES COMBINED TABAKOTO/SEGALA RESERVE AND EXTENDS LIFE OF MINE

August 11, 2003

Nevsun Resources Ltd wishes to announce that Snowden Mining Industry Consultants has completed a mineral reserve estimate for the Segala deposit in western Mali. The Mineral Reserve for Segala is estimated to be 382,000 ounces at US$350 gold. This brings the combined Tabakoto/Segala reserve estimate to approximately 950,000 ounces at US$350 gold (an increase of approximately 70% relative to the Tabakoto feasibility study).

The Segala deposit is already licensed for mining and is located approximately 5 km from the Company’s Tabakoto Mine Project. The combined Tabakoto and Segala reserves provide the company with the opportunity to extend the surface mining life of the Tabakoto Project by up to ten years and to consider a future expansion of the operations. The Tabakoto underground prefeasibility study provides still further extensions to the combined operating life.

Preliminary mineral reserve estimates detailed below are based on a US$325/oz and US$350/oz gold price and cost assumptions. The mineral reserves include allowances for dilution (8% at 0.0 g/t Au) and ore loss (1.5%). Cutoff grades of 1.65 g/t Au ($350/oz) and 1.75 g/t Au ($325/oz) have been assumed.

Segala Mineral Reserve Estimate- US$325/oz

Category	Oxide Tonnes	Grade g/t Au	Primary Tonnes	Grade g/t Au	Total Tonnes	Grade g/t Au
Proven	280,000	2.47	2,271,000	3.04	2,551,000	2.98
Probable	21,000	2.35	682,000	3.21	703,000	3.19
Total	301,000	2.46	2,953,000	3.08	3.254,000	3.02
Waste	7,903,000		21,908,000		29,810,000

The total surface mineral reserve for Segala at a gold price of US$325/oz is estimated to be 316,000 ounces.

Segala Mineral Reserve Estimate- US$350/oz

Category	Oxide Tonnes	Grade g/t Au	Primary Tonnes	Grade g/t Au	Total Tonnes	Grade g/t Au
Proven	303,000	2.40	2,588,000	2.96	2,891,000	2.90
Probable	27,000	2,21	1,060,000	3.23	1,088,000	3.21
Total	331,000	2.38	3,648,000	3.04	3,979,000	2.99
Waste	9,166,000		31,056,000		40,222,000

The total surface mineral reserve for Segala at a gold price of US$350 is estimated to be 383,000 ounces.

The pit will achieve a maximum depth of 220 meters and includes a total of 50,000 tonnes of Inferred Resource grading at 3.44 g/t Au, located within the $350/oz pit limits.

The ore reserve estimates have been based upon mining cost assumptions developed for the nearby Tabakoto project. Processing costs and recoveries have been updated by Metallurgical Design and Management (MDM) based on metallurgical test work conducted by Lakefield Laboratories, South Africa. A process throughput of 870,000 tonnes per annum has been assumed as the Segala ores are softer and less abrasive than Tabakoto ores. The metallurgical recovery has been calculated at a common tail of 0.18 g/t providing a 94% average recovery for the US$350/oz reserve.

The Segala reserve estimate has been made on the premise of the Segala open pit being mined following the exhaustion of the Tabakoto open pit as an extension to the Tabakoto open pit mine life. The capacity of the Tabakoto mill to process Segala ores to the same fineness as required by the Tabakoto ores has been estimated to be 870,000 tonnes per year. At 870,000 tonnes per year the Segala reserve extends the Tabakoto plant life by over four years. There are indications that a coarser grind may be an economic option for the Segala ores, raising the possible optimal mill throughput to 1,100,000 tonnes per annum (for a three and a half year Segala pit life).

Preliminary Whittle shell evaluations indicate that there are possible economic benefits in mining the pits concurrently. There may be further economic benefits in a future expansion of the Tabakoto plant capacity to accommodate higher combined annual throughputs of the Tabakoto and Segala ores. In order to accommodate the higher possible Segala milling rates, and to provide an ability to expand the combined operations, the Tabakoto plant has been recently re-designed with a 1,200,000 tonne per annum capacity crusher section and a single mill sized at 650,000 tonnes per annum of Tabakoto ore. The single mill will be able to accommodate the higher tonnages of Segala ores. The footprint for a second mill has been designed in the Tabakoto plant layout to accommodate any future expansion of the combined Tabakoto/Segala operations. This expansion could come from Nevsun’s continuing exploration and development of targets within the Tabakoto and Segala mining licenses or from regional satellite opportunities.

In addition to the Segala reserve study, Snowden Mining Industry Consultants also recently conducted a review of the impact of using a US$350/oz gold price on the Tabakoto mineral reserve which highlighted an additional 175,000 tonnes grading approximately 1.8 g/t Au within the Tabakoto open pit.

The mineral reserve estimate based on US$325/oz used as the basis for the Tabakoto feasibility study (555,000 contained ounces) is compared below with an estimate of the ore reserves within the same pit design re-optimised at a gold price of $350/oz (568,000 ounces).

Comparative Mineral Reserve Estimates within the Feasibility Study Pit

                              US$325/oz

Category	Oxide Tonnes	Grade g/t Au	Primary Tonnes	Grade g/t Au	Total Tonnes	Grade g/t Au
Proven Probable	423,000 112,000	4.00 4.30	1,931,000 715,000	5.41 6.60	2.353,000 828,000	5.16 6.28
Total	535,000	4.06	2,646,000	5.73	3,181,000	5.45

                              US$350/oz

Category	Oxide Tonnes	Grade g/t Au	Primary Tonnes	Grade g/t Au	Total Tonnes	Grade g/t Au
Proven Probable	435,000 113,000	3.91 4.27	2,067,000 741,000	5.19 6.60	2,502,000 854,000	4.97 6.10
Total	548,000	3.98	2,808,000	5.50	3,356,000	5.26

An Inferred Resource of 220,000 tonnes at 8.56 g/t is contained within the current pit design but has not been used during pit optimisation. The feasibility report recognized that this in-pit Inferred Resource may have a significant future economic impact. Any of this material recognized during mining and delivered to the mill will not have to attract any mining costs. In the study it was mined as waste and so could not be included in the ore schedule.

More importantly the review also identified a southern and a northern extension to the main Tabakoto open pit that becomes economic at a gold price of US$350/oz. The northern pit extension outlined 470,000 tonnes averaging 3.64 g/t Au and the southern pit extension outlined 163,000 tonnes averaging 5.96 g/t Au. Together they provide an additional mining inventory of up to 632,000 tonnes grading 4.25 g/t Au containing over 86,000 ounces. This material could extend the original five year Tabakoto feasibility pit life by approximately one year. The potential pit extensions have not yet been reported as a Mineral Reserve as detailed designs have not been completed.

F. William Nielsen, P.Geo., V.P. Exploration for Nevsun Resources Ltd., assigned and reviewed all work associated with the resource and reserve estimations for both the Tabakoto and Segala deposits.  Snowden Mining Industry Consultants Inc., from Perth, Australia have been on site and calculated the resource and reserve figures for the Tabakoto and Segala deposits.

Nevsun Resources continues to advance the development and exploration of its Tabakoto/Segala gold projects covering 83 square kilometres in the Kenieba district of western Mali. The combined projects represent one of West Africa’s largest undeveloped gold camps. The Company is negotiating debt financing for these projects and, subject to financing, plans to be in production in late 2004. Management believes that the new high-grade discovery at the Bisha property in Eritrea complements Nevsun’s advanced Tabakoto and Segala Projects in Mali, West Africa as they provide for regional project and corporate growth.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. "Dr. John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com